SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On May 12, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS ANNOUNCES RESIGNATION OF
MR. VICTOR HALPERT FROM THE COMPANY’S BOARD OF DIRECTORS

Yoqneam, Israel, May 12, 2004 - Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that Mr. Victor Halpert has resigned from the Company's Board of Directors.

Mr. Halpert has resigned in order to devote more time to his role as lead manager of the Halpert Capital Fund, a New York-based hedge fund established in April 2004.

EVS’ Board of Directors held a meeting on May 11, 2004, during which they accepted Mr. Halpert’s resignation. Elron Ltd., one of EVS’ largest shareholders, will nominate a Director to replace Mr. Halpert on EVS’ Board, who will serve until the next meeting of the Company’s shareholders.

EVS President & CEO, Mr. Zami Aberman said: “On behalf of everyone at EVS, I would like to thank Mr. Halpert for his contributions to the Company during his tenure as a member of the board. His expertise in the technology and capital markets were extremely valuable to the Company and we wish him great success with his new endeavor.”

About the Company:
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and microelectronic industries. The Company’s product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Contact:
Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il; 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: May 12, 2004